Exhibit (a)(1)(K)

Voluntary Public Takeover Offer by Dritte BV GmbH, Leverkusen, to the shareholders of Schering Aktiengesellschaft, Berlin

Dear Depository Account Holder,

On April 13, 2006, Dritte BV GmbH, Leverkusen, a wholly-owned subsidiary of Bayer AG, Leverkusen, published an offer document, in which it is making a voluntary public takeover offer to all holders of Schering shares, including all Schering shares represented by American Depositary Shares, for the acquisition of their shares at a cash price of EUR 86.00 per share.

This represents a premium of 61.33% above the unweighted average price (based on the closing prices of the Schering share in the XETRA® trading on the Frankfurt Securities Exchange (source: Bloomberg L.P.)) during the 12 months prior to the emergence of first rumors regarding  an upcoming takeover, amounting to EUR 53.31. The offer price of EUR 86.00 significantly exceeds the highest closing price of the Schering share during the last 20 years prior to the publication of the offer and thus represents an attractive premium to relevant historic trading prices.

On March 23, 2006, the management board of Schering Aktiengesellschaft declared — contingent upon a review of the offer document — that it supports the offer and intends to recommend the acceptance of the offer to its shareholders. The supervisory board of Schering Aktiengesellschaft has concurred with this positive assessment of the takeover offer of Bayer AG. In reaction to the offer, Merck KGaA has withdrawn its previous offer of EUR 77.00 per share.

For additional information with regard to the offer please refer to the attached offer document and the attached information booklet. Details and background information can also be obtained on the Internet at http://www.bayer.de. Provided you have not received the complete offer document or have questions concerning the offer, you can refer to the following Service-Hotlines established for this offer: 0800 6464833 (toll free in Germany), 00 800 77109970 (toll free in the EU), +1 877 717 3925 (toll free in the United States and Canada) and +1-412-232-3651 (call collect from all other countries).

If you wish to accept this offer, please complete and sign the attached letter of acceptance and send it at your earliest convenience to your depository bank or deliver it in person. We must have received your instruction by May 31, 2006, at the latest. The acceptance period for the takeover offer expires presumably on May 31, 2006, 24 hours local time Frankfurt am Main and 6:00 p.m. local time New York (USA), respectively.

Upon receipt of your letter of acceptance we will leave the Schering shares in your securities account for the time being, but effectuate their book transfer at a ratio of 1:1 to a separate International Security Identification Number (ISIN DE000A0H5Z83) for Schering Shares Tendered for Sale. At the consummation of the takeover offer we will remove the shares from your securities account and transfer them at a price of EUR 86.00 per Schering share to Dritte BV GmbH.

Sincerely

[Depository Bank]

Attachment:

- Offer document for the voluntary public takeover offer of Dritte BV GmbH

- Information booklet

- Letter of acceptance form